SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 8, 2006, entitled “SMIC and Aurora Systems in Volume Production of Digital LCOS Panel Chips.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: May 11, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 8, 2006, entitled “SMIC and Aurora Systems in Volume Production of Digital LCOS Panel Chips.”

SMIC and Aurora Systems in Volume Production of Digital LCOS Panel Chips

World-leading semiconductor foundry manufacturing digital LCOS panel chips designed by global HDTV technology leader

SHANGHAI, China, and SAN JOSE, CA, U.S.A., May 8th, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading foundries in the world, and U.S.-based Aurora Systems, Inc., an international leader in liquid-crystal-on-silicon (LCOS) technologies for the high definition television (HDTV) industry, announced that Aurora’s digital LCOS panel chips have successfully entered into volume commercial production at SMIC.

The digital LCOS panel chip is designed by Aurora Systems in both 1080P (1920x1080) and 720P (1280x720) resolutions, and enables high performance, as well as, low defect LCOS panel and systems optics, thereby offering premier quality for rear-projection TV (RPTV) in high-definition format. Several leading consumer electronics manufacturers have already employed these LCOS panel chips in the production of high-resolution, large-screen RPTVs.

“Aurora’s collaboration with SMIC started in early 2005, and we are delighted to see our mutual hard work come into fruition in such a short time, further re-affirming Aurora’s commitment in engaging SMIC as our long-term strategic foundry partner”, said Poking Li, Acting CEO of Aurora Systems. “Aurora looks forward to continue to work with SMIC in providing our valued customers with better and more advanced LCOS chips at affordable prices, to meet the ever-evolving demands of HDTV technologies in today’s market.”

“We are proud to combine SMIC’s manufacturing capabilities with Aurora’s industry-leading designs to bring this LCOS backplane product to the market. SMIC intends to expand its alliances with HDTV industry leaders, such as Aurora, to further deliver high quality products that continue to push the performance level. We aim to be the foundry of choice for LCOS backplane wafers to global IDM and fabless customers”, said James Sung, Vice President of Marketing and Sales at SMIC.

# # #

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and SEHK: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and

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technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Aurora Systems

From the heart of Northern California’s Silicon Valley, Aurora began in 1997 by a team of the industry’s top engineering and business professionals, who set their sights on providing the industry with affordable, high quality, state-of -the-art display technologies. Aurora Systems, as a leader in pushing the technology envelope, has successfully introduced a series of high-resolution LCOS products into the market place over the last nine years. For more information about Aurora, visit the company’s website at www.aurora-sys.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as “SMIC intends to expand its alliances with HDTV industry leaders, such as Aurora, to further deliver high quality products that continue to push the performance level. We aim to be the foundry of choice for LCOS backplane wafers to global IDM and fabless customers”, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For more information, please contact:

SMIC Shanghai Reiko Chang +86 21 5080 2000 ext 10544 PR@smics.com	SMIC Hong Kong Calvin Lau / Mei Fung Hoo +852 9435 2603 / 2537 8480 Calvin_Lau@smics.com MeiFung_Hoo@smics.com

Aurora Systems

Christine Chen

(408) 432-7977

cchen@aurora-sys.com

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